Exhibit 1.2
Amendment to Amended and Restated Memorandum and Articles of Association
of Hurray! Holding Co., Ltd.
Hurray! Holding Co., Ltd.
Director’s Certificate
I, Haibin Qu, a Director of Hurray! Holding Co., Ltd., a Cayman Islands company (the “Company”), hereby certify that:
At the 2009 Annual General Meeting of Shareholders of the Company duly convened and held at 3/F, China Railway Construction Plaza, No. 20 Shijinshan Road, Shijingshan District, Beijing 100131, The People’s Republic of China, commencing at 10:00 a.m., Beijing time, on October 16, 2009, it was resolved as a SPECIAL RESOLUTIONS that:
“Article 95 of the Company’s Articles of Association which provides for the division of the board of directors into three classes be and is hereby deleted in its entirety.”
Dated: November 20, 2009
/s/ Haibin Qu
Haibin Qu